File No. 812-14952
UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Amended Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of
Nationwide Fund Advisors
10 West Nationwide Blvd.
Columbus, Ohio 43215

ETF Series Solutions
615 East Michigan Street, 4th Floor
Milwaukee, Wisconsin 53202

Quasar Distributors, LLC
777 East Wisconsin Avenue, 6th Floor
Milwaukee, Wisconsin 53202

Please send all communications and orders to:

W. John McGuire Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004-2541	Michael D. Barolsky U.S. Bancorp Fund Services, LLC 615 E. Michigan Street Milwaukee, WI 53202

Page 1 of 6 sequentially numbered pages (including exhibits).
As filed with the U.S. Securities and Exchange Commission on June 19, 2019.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of ETF Series Solutions Nationwide Fund Advisors Quasar Distributors, LLC File No. 812-14952
Amended Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act.

I.	SUMMARY OF APPLICATION
In this application, ETF Series Solutions (“Trust”), Nationwide Fund Advisors (“Adviser”), and Quasar Distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveShares℠ ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1
Applicants request that the relief apply to the ActiveShares℠ ETFs listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveShares℠ ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2
No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

II.	APPLICANTS

A.	The Trust
The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveShares℠ ETFs. The Trust is registered with the Commission as an open-end management investment company under the Act. Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective. In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.

B.	The Adviser
The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Delaware business trust with its principal place of business in Columbus, Ohio. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into, or anticipates entering into, a licensing agreement with Precidian Fund LLC, or an affiliate thereof, in order to offer ActiveShares℠ ETFs.3
__________________________________________
1 Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).
2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.
3 Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.

Subject to the oversight and authority of the Trust’s board of trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services). The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.	The Distributor
The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser. Any distributor will comply with the terms and conditions of this application. The Distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF
Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•
With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•
With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES
Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES
Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.
Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Nationwide Fund Advisors By: /s/ Lee T. Cummings Lee T. Cummings Senior Vice President	ETF Series Solutions By: /s/ Michael D. Barolsky Michael D. Barolsky Vice President and Secretary	Quasar Distributors, LLC By: /s/ Teresa Cowan Teresa Cowan President

AUTHORIZATION RULE 0-2(c)(1)
Authorization of
ETF Series Solutions

In accordance with Rule 0-2(c) under the Act, the undersigned states that all actions necessary to authorize the execution and filing of this Application by ETF Series Solutions have been taken, and that, as Vice President and Secretary thereof, the undersigned is authorized to sign on behalf of ETF Series Solutions pursuant to the following resolutions adopted by the Board of Trustees of ETF Series Solutions in an action by written consent dated September 10, 2018.

RESOLVED, that the filing with the U.S. Securities and Exchange Commission (the “SEC”) by the officers of the Trust, in the name and on behalf of the Trust, of an Application for an Order regarding exemptive relief for ActiveSharesSM exchange-traded funds (an “ActiveSharesSM ETF Application”) is approved; and

FURTHER RESOLVED, that the filing with the SEC by the officers of the Trust, in the name and on behalf of the Trust, of one or more amendments to an ActiveSharesSM ETF Application in response to comments from the SEC staff, counsel or the officers of the Trust is approved.

ETF Series Solutions By: /s/ Michael D. Barolsky Michael D. Barolsky Vice President and Secretary Dated as of June 19, 2019
Authorization of
Nationwide Fund Advisors
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this Application by Nationwide Fund Advisors have been taken, and that the undersigned is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Senior Vice President of the Adviser.

Nationwide Fund Advisors By: /s/ Lee T. Cummings Lee T. Cummings Senior Vice President Dated as of June 19, 2019
Authorization of
Quasar Distributors, LLC
In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Quasar Distributors, LLC have been taken, and that the undersigned is authorized to sign and file this document on behalf of Quasar Distributors, LLC pursuant to the general authority vested in her as President of Quasar Distributors, LLC.

Quasar Distributors, LLC By: /s/ Teresa Cowen Teresa Cowen President Dated as of June 19, 2019

VERIFICATION RULE 0-2(d)
Verification of
Nationwide Fund Advisors
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Nationwide Fund Advisors; that he is Senior Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 19th day of June, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Nationwide Fund Advisors By: /s/ Lee T. Cummings Lee T. Cummings Senior Vice President
Verification of
ETF Series Solutions
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ETF Series Solutions; that he is Vice President and Secretary of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 19th day of June, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF Series Solutions By: /s/ Michael D. Barolsky Michael D. Barolsky Vice President and Secretary
Verification of
Quasar Distributors, LLC
In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and on behalf of, Quasar Distributors, LLC; that she is President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 19th day of June, 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Quasar Distributors, LLC By: /s/ Teresa Cowen Teresa Cowen President

APPENDIX A
The Initial Fund

Nationwide Equity ETF. Normally invests in companies located both in developed markets and in emerging markets, across multiple industries and geographic regions.